UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

COMPUTER TASK GROUP, INCORPORATED

(Name of Subject Company)

COMPUTER TASK GROUP, INCORPORATED

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

205477102

(CUSIP Number of Class of Securities)

Peter Radetich

(Senior Vice President, General Counsel & Secretary)

300 Corporate Parkway

Suite 214N

Amherst, New York 14226

716 882-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Amar Budarapu

Roger Bivans

Baker & McKenzie LLP

1900 North Pearl

Suite 1500

Dallas, TX 75201

United States

Tel: +1 214 978 3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following documents related to the proposed acquisition of Computer Task Group, Incorporated, a New York corporation (the “Company” or “CTG”), pursuant to the terms of an Agreement and Plan of Merger, dated as of August 9, 2023, among the Company, Cegeka Groep NV, a Belgian limited liability company (“Cegeka”), and Chicago Merger Sub, Inc, a New York corporation and a wholly-owned subsidiary of Cegeka (“Merger Sub”):

1.	Joint Press release issued by the Company and Cegeka on August 9, 2023, incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on August 9, 2023.

2.	Employee and Customer FAQs, dated August 9, 2023.

3.	Email from Filip J.L. Gydé, the President & Chief Executive Officer of the Company, to all employees, first used on August 9, 2023.

4.	All Hands Call Script / Talking Points Presentation, first used on August 9, 2023.

5.	Email to Clients, dated August 9, 2023.

6	Email to Business Partners, dated August 9, 2023.

7	Form of CTG Holding Statement.

8	Investor Courtesy Note, dated August 9, 2023.

Items #1-8 above were first used or made available on August 9, 2023. In addition, the information set forth under Item 1.01 and Item 8.01 of the Current Report on Form 8-K filed by the Company on August 9, 2023 (including all exhibits and attached thereto) are incorporated herein by reference.

IMPORTANT INFORMATION

The tender offer for all of the outstanding common stock of CTG referred to in this communication has not yet commenced. The description contained in this communication is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Cegeka will file with the U.S. Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy the common stock of CTG will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, Cegeka will file a tender offer statement on Schedule TO and thereafter CTG will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Cegeka and when available may be obtained by directing a request to the information agent for the tender offer that will be named in the Schedule TO and related offer documents. Copies of the documents filed with the SEC by CTG will be available free of charge on CTG’s internet website at www.ctg.com or by contacting CTG’s Investor Relations Department at 716 887 7368.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents filed by Cegeka, as well as the solicitation/recommendation statement filed by CTG, CTG will also file periodic and current reports with the SEC. You may read and copy any reports or other information filed by Cegeka or CTG at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. CTG’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov

FORWARD-LOOKING STATEMENTS

This communication contains statements that constitute “forward looking statements,” including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, including statements regarding the proposed acquisition of CTG by Cegeka (the “Proposed Acquisition”), in contrast with statements that reflect historical facts. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to Cegeka and CTG. However, these forward-looking statements are not a guarantee of performance, and you should not place undue reliance on such statements.

Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including, but not limited to, the ability of the parties to satisfy the closing conditions for the Proposed Acquisition on a timely basis or at all, including the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Acquisition; statements about the expected timetable for completing the Proposed Acquisition; uncertainties as to how many of CTG’s shareholders will tender their shares in the offer; the possibility that competing offers will be made; the occurrence of events that may give rise to a right of one or both of Cegeka and CTG to terminate the merger agreement; negative effects of the announcement of the Proposed Acquisition on the market price of CTG’s common stock and/or on its business, financial condition, results of operations and financial performance (including the ability of CTG to maintain relationships with its customers, suppliers and others with whom it does business); the effects of the Proposed Acquisition (or the announcement thereof) on CTG’s ability to retain and hire qualified professional staff and talent, including technical, sales and management personnel; competition for clients; the increased bargaining power of CTG’s large clients; the occurrence of cyber incidents and CTG’s ability to protect confidential client data; the partial or complete loss of the revenue CTG generates from its largest client, International Business Machines Corporation (IBM); the uncertainty of CTG’s clients’ implementations of cost reduction projects; the mix of work at CTG between IT Solutions and Services and Non-Strategic Technology Services, and the risk of disengaging from Non-Strategic Technology Services; currency exchange risks; risks associated with CTG’s domestic and foreign operations, including uncertainty and business interruptions resulting from political changes and actions in the U.S. and abroad, such as the conflict between Russian and Ukraine and recent developments in China, and volatility in the global credit and financial markets and economy; renegotiations, nullification, or breaches of contracts with clients, vendors, subcontractors or other parties; the impact of current and future laws and government regulations, as well as repeal or modification of such, affecting the IT solutions and services industry, taxes and CTG’s operations in particular; industry, economic, and political conditions, including fluctuations in demand for IT services; and consolidation among CTG’s competitors or clients. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the control of Cegeka and CTG and could cause actual results to differ materially. The forward-looking statements included in this communication are made only as of the date hereof. Cegeka and CTG do not undertake, and specifically decline, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

A further description of risks and uncertainties relating to CTG can be found in CTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the SEC, and in other documents filed from time to time with the SEC by CTG and available at www.sec.gov and www.ctg.com.

Exhibit No.	Description

99.1	Joint Press release issued by the Company and Cegeka on August 9, 2023, incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on August 9, 2023.

99.2	Employee and Customer FAQs, dated August 9, 2023.

99.3	Email from Filip J.L. Gydé, the President & Chief Executive Officer of the Company, to all employees, first used on August 9, 2023.

99.4	All Hands Call Script / Talking Points Presentation, first used on August 9, 2023.

99.5	Email to Clients, dated August 9, 2023.

99.6	Email to Business Partners, dated August 9, 2023.

99.7	Form of CTG Holding Statement.

99.8	Investor Courtesy Note, dated August 9, 2023.